50 3/6/03

03002378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 3-3-03

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH. D.C. 207

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S.L. Reed & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

11111 Santa Monica Boulevard, Suite 1200

(No. and Street)

Los Angeles	**CA**	**90025**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen T. Smetana **310-893-3006**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street	**Los Angeles**	**CA**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Stephen T. Smetana, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of S L Reed & Company, as of December 31, 20 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

SHELLEY PRIOLEAU
Commission # 1386208
Notary Public - California
Los Angeles County
My Comm. Expires Nov 21, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION

S.L. Reed & Company
(a California Corporation)
December 31, 2002
with Report of Independent Auditors

S.L. Reed & Company
(a California Corporation)

Audited Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

The Stockholder of
S.L. Reed & Company

We have audited the accompanying statement of financial condition of S.L. Reed & Company (a California corporation) (the Company) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of S.L. Reed & Company as of December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 14, 2003

S.L. Reed & Company
(a California Corporation)

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	258,693
Commissions receivable		40,759
Total assets	$	299,452
Liabilities and stockholder's equity		
Payables to affiliates	$	47,412
Commissions payable		7,291
Accounts payable		2,064
Liabilities subordinated to claims of general creditors		133,062
Total liabilities		189,829
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.001 par value, 10,000,000 authorized, 5,000,000 issued and outstanding		5,000
Additional paid-in capital		67,850
Retained earnings		36,773
Total stockholder's equity		109,623
Total liabilities and stockholder's equity	$	299,452

See accompanying notes.

S.L. Reed & Company
(a California Corporation)

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

S.L. Reed & Company (a California Corporation) (the Company) was organized on March 18, 1996, and began primary operations on March 25, 1997. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission (SEC) under paragraph (k)(2)(ii).

2. Significant Accounting Policies

The Company follows the accrual basis of accounting, and records commission income and expenses as incurred.

The Company has qualified under section 1362 of the Internal Revenue Code to operate as an S-Corporation. Therefore, no provision for federal income tax has been made in the accompanying statement of financial condition.

Cash and cash equivalents include cash held with a savings institution, and short-term investments in money market funds, including amounts held with a clearing broker (Note 4).

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

3. Commissions Receivable

Commissions receivable represents amounts due from clearing brokers for commissions on securities purchased and sold by customers of the Company and amounts receivable from regulated investment companies for distribution activities.

4. Commitments and Contingencies

The Company has entered into an agreement with a clearing broker which requires that certain minimum balances be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis. At December 31, 2002, the Company was required to maintain a minimum net capital before haircuts of $150,000 at all times. In connection with this agreement, the Company is contingently liable for nonperformance of its customers. It is the Company's policy to continuously monitor its exposure to this risk.

5. Liabilities Subordinated to Claims of General Creditors

The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. The accrued interest on the note ($33,062 at December 31, 2002) is not subject to subordination. To the extent such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The borrowing consists principally of a note payable to the chairman of the sole shareholder of the Company, and Windward Capital Group (the Group), which matures March 31, 2003, and bears interest at 5.75% per annum.

6. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was in compliance with these requirements as of December 31, 2002.

7. Related Party Transactions

The Company is 100% owned by the Group and is under common ownership with Windward Capital Management Co. (Windward).

The Company occupies the same premises as Windward, and has an expense sharing agreement with them. On a monthly basis, the Company pays Windward a predetermined amount, as a general overhead allocation for various administrative expenses. In addition, all employees of the Company are also employed by Windward.